Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Dominick A. Pagano
Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

> **Re:** **EDAC Technologies Corporation**
> **Form 10-K for the year ended January 1, 2009**
> **Filed March 11, 2009**
> **File No. 1-33507**

Dear Mr. Pagano:

We have reviewed your letter dated September 24, 2009 and Form 8-K/A filed on September 24, 2009, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Report on Form 8-K dated May 27, 2009 as amended on September 24, 2009</u>

1. We note from the Company's responses to our prior comment numbers 6, 7 and 8 and from our review of the Company's Form 8-K/A dated May 27, 2009 that was filed on September 24, 2009, that the Company has filed an amendment to its report on Form 8-K to include the additional disclosures requested in our prior comments. Please note that when an amendment to a periodic report is filed, the complete text of the item being amended must be included in the amended filing as required by Rule 12b-15 of the Exchange Act Rules. Please file an amended report on Form 8-K that includes the entire set of financial statements being amended and the additional disclosures requested in our prior comment numbers

6, 7, and 8.

2. Furthermore, as these additional disclosures are being included in financial statements that have been and are required to be audited by an independent accountant, please ensure that the auditors that examined the financial statements of MTU Aero Engines North America, Inc. reissue their report on the financial statements. A currently dated consent of the accountants should also be included in the amended Form 8-K filing.

Unaudited Pro Forma Statement of Operations and Balance Sheet-Exhibit 99.2

3. We note from your response to our prior comment number 10 that you have revised notes 2 and 6 to the pro forma financial statements in response to our comment. However we continue to believe that the adjustment reflected in your pro forma statements of operations is not correct. In this regard, the disclosure in Note 6 and in your pro forma balance sheet indicates that Aero's property plant and equipment was stepped up to a fair value of $11,893,286 by a net adjustment to property plant and equipment increasing it by $2,449,692. However, Note 2 indicates historical costs of machinery and equipment and buildings and improvements were reduced to $8,592,550 and $2,646,400. Furthermore, your adjustment in the pro forma statement of operations is reducing rather than increasing depreciation expense. Please revise to eliminate these inconsistencies.

4. Also, please revise the pro forma statement of operations for the three months ended April 4, 2009 to include an adjustment for the change in depreciation as a result of the step up in fair value assigned to Aero's property plant and equipment or explain why you do not believe this is required.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Glenn L. Purple, CFO
(860) 674-2718